

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 19, 2008

<u>Via U.S. Mail and Fax</u>

Mr. William Williams, Chief Financial Officer. Principal Financial Officer
American Nortel Communications, Inc.
7975 North Hayden Road, Suite D-333
Scottsdale, AZ 85253

> **Re: American Nortel Communications, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on March 31, 2008**
> **File No. 1-13134**

Dear Mr. Williams:

     We have completed our review of the above filing and do not, at this time, have any further comments.

                               Sincerely,

                               Terry French
                               Accountant Branch Chief